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EXHIBIT (a)(5)(S)

AUDITORS' CONSENT

        We have read the Amended and Restated Offer to Amend and Exchange of World Heart Corporation (the "Company") dated July 8, 2005 relating to the offer to amend outstanding warrants of the Company. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

        We consent to the use in the above-mentioned Amended and Restated Offer to Amend and Exchange of our reports to the shareholders of the Company on the consolidated balance sheets of the Company as at December 31, 2004 and 2003, and the consolidated statements of operations, equity and cash flows for each of the years in the three year period ended December 31, 2004. Our reports are dated March 11, 2005.

/s/ PricewaterhouseCoopers LLP

July 8, 2005
Ottawa, Canada

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AUDITORS' CONSENT